Filed Pursuant to Rule 424(b)(3)
Registration No. 333-274475

Prospectus Supplement No. 3

(To Prospectus dated October 28, 2024)

VinFast Auto Ltd.

64,041,969 Ordinary Shares

This prospectus supplement amends and supplements the prospectus dated October 28, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-274475). The Prospectus relates to: (i) the offer and sale, from time to time, by the selling securityholders named therein, or their pledgees, donees, transferees, or other successors in interest, of an aggregate of 60,720,967 ordinary shares in the capital of VinFast Auto Ltd., a public company incorporated under the laws of Singapore (Company Registration No: 201501874G), no par value (“ordinary shares”), and (ii) the issuance from time to time by us of up to 3,321,002 ordinary shares issuable upon the exercise of up to 3,321,002 warrants. Each warrant entitles the holder thereof to purchase one ordinary share at a price of $11.50 per ordinary share.

This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the information contained herein. This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols, “VFS” and “VFSWW”. On November 11, 2024, the last reported sale price of our ordinary shares and warrants as reported on Nasdaq was $3.89 per ordinary share and $0.43 per warrant, respectively.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 12, 2024.

VinFast Auto Ltd. (the “Company”, “our”, “us” or “we”) announced its intention to reorganize certain of its subsidiaries to create a leaner structure, enhance operational efficiency and achieve strategic alignment across the VinFast group. In addition, the Company announced additional financial support from its major shareholders and the recapitalization of its key subsidiary to facilitate long-term growth.

Internal reorganization of the group companies under VinFast Trading and Production JSC (“VFTP”)

Under the reorganization plan, a new Vietnam-incorporated company, VinFast Investment and Development Joint Stock Company (“VFDI”) will be spun off from VFTP (the “Spin-Off”), thereafter existing as a new direct subsidiary of the Company to hold certain of the VinFast group’s international subsidiaries. In particular, VFDI will hold a 99.3% interest in Vingroup Investment Vietnam JSC, which in turn will wholly own VinFast France S.A.S, VinFast Auto Canada Inc., VinFast Netherlands B.V, VinFast Engineering Australia Pty Ltd, and VinFast Germany GmbH.

VFTP, a Vietnam-incorporated company, will continue to be a direct subsidiary of the Company and will hold the VinFast group’s EV manufacturing business in Vietnam. In addition, VFTP will hold a 99.5% ownership interest in VinFast Commercial and Services Trading Limited Liability Company, as well as 99.8% interest in VinEG Green Energy Solution JSC.

The reorganization is an internal exercise, and the Company will maintain its majority ownership of all of its current subsidiaries. Completion of this internal reorganization is subject to obtaining the necessary regulatory approvals.

Shareholder Funding

To support the continued business growth of the Company, one of our major shareholders, Vingroup Joint Stock Company, intends for it and its subsidiaries (collectively, “Vingroup”) to provide our subsidiaries incorporated in Vietnam with up to VND35 trillion (US$1.4 billion) in loans during a period of 24 months from November 12, 2024. The timing and amount of loan disbursements will be subject to our needs and Vingroup having sufficient financial resources.

In addition, our Founder and Chief Executive Officer, Mr. Pham Nhat Vuong (“Mr. Pham”), and his associated companies intend to provide up to VND50 trillion (US$2.1 billion) in free grants to us and our subsidiaries through the end of 2026. To the extent that we or our subsidiaries receive funding in the future from Mr. Pham or his associated companies pursuant to any previously disclosed funding commitments, such amounts would also be included towards this total grant amount.

Recapitalization of VFTP

Vingroup intends to make additional capital contributions into VFTP by converting up to VND80 trillion (US$3.3 billion) of loans extended by Vingroup to VFTP into an expected total number of up to 8,000,000,000 preference shares issued by VFTP (the “New VFTP Preference Shares”) during a period of 24 months from November 12, 2024. The amount and timing of each conversion will be determined by mutual agreement between VFTP and Vingroup.

The New VFTP Preference Shares will be transferable, non-redeemable, carry no voting rights and entitle the holders to an annual fixed dividend, which will be 12% of the share subscription price for New VFTP Preference Shares issued during the fourth quarter of 2024 (the “Tranche 1 New VFTP Preference Shares”) and for New VFTP Preference Shares issued after that will be determined based on market conditions but in any case, will be no less than the average borrowing interest rate incurred by Vingroup at the time of the issuance. At any time, holders of the New VFTP Preference Shares may elect to convert the New VFTP Preference Shares into ordinary shares of VFTP at a pre-determined conversion ratio based on the valuation of VFTP conducted by an independent valuer prior to the issuance of the Tranche 1 New VFTP Preference Shares. If the New VFTP Preference Shares are transferred to the Company, the New VFTP Preference Shares shall be automatically converted into ordinary shares of VFTP at a conversion ratio of 1:1. Holders of the New VFTP Preference Shares will not have the right to attend VFTP general meetings of shareholders or nominate individuals to the VFTP board of directors or supervisory board. Payment of the dividends will only be made in a given year if (i) VFTP has positive net retained earnings (after deducting all dividend payments made in that year), and (ii) the payment of such dividends does not breach any other obligations of VFTP. The timing of the payment of any such dividends will be determined by VFTP shareholders.

Share exchange agreements

Vingroup currently holds 7,856,684,290 preference shares in the capital of VFTP. As part of the Spin-Off, the capital amount corresponding to such preference shares will be allocated between VFTP and VFDI so that upon completion of the Spin-Off, Vingroup will hold: (a) 7,730,749,709 preference shares in the capital of VFTP (“VFTP Preference Shares”); and (b) 125,934,581 preference shares in the capital of VFDI (the “VFDI Preference Shares” and, together with VFTP Preference Shares, the “Existing Preference Shares”) ..

The Company intends to enter into a series of share exchange agreements in respect of 5,278,468,268 of the Existing Preference Shares (“Existing Exchangeable Preference Shares”) and the New VFTP Preference Shares (the “VFVN Exchangeable Preference Shares”) to provide Vingroup the right, but not the obligation, to request that the Company exchange any amount of VFVN Exchangeable Preference Shares then held by Vingroup for (a) ordinary shares of the Company (“VFSG Shares”) or (b) cash equal to the net proceeds received by the Company from the allotment and issuance of such VFSG Shares to unrelated third parties plus such number of our ordinary shares necessary to cover any shortfall relative to the exchange number of shares.

The number of VFSG Shares to be issued shall be equal to the number of VFVN Exchangeable Preference Shares requested to be exchanged divided by an exchange rate (“Exchange Rate”) and rounded down to the nearest whole number. For 105,096,876 Existing Exchangeable Preference Shares issued to Vingroup in relation to the capital contribution using the net proceeds received from the issuance of certain exchangeable bonds due 2027 pursuant to the subscription agreements between the Company, Vingroup and certain investors dated 29 April 2022 and 4 June 2022 (“Existing EB Preference Shares”), the Exchange Rate shall be 1.7 Existing EB Preference Shares for each VFSG Share. For Existing Exchangeable Preference Shares other than the Existing EB Preference Shares, the Exchange Rate shall be 24.0 Existing Exchangeable Preference Shares for each VFSG Share. For New VFTP Preference Shares, the Exchange Rate shall be 14.3 New VFTP Preference Shares for each VFSG Share. In all cases, the Exchange Rates shall be subject to customary adjustment terms for dilutive corporate events. Each exchange would be subject to obtaining necessary approvals and other conditions.

Exchange Rates

This prospectus supplement contains translations of certain Vietnam Dong amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Vietnam Dong to U.S. dollars were made at the rate of VND24,260 to US$1.00, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of June 30, 2024. The Company makes no representation that the Vietnam Dong or U.S. dollars amounts referred could be converted into U.S. dollars or Vietnam Dong, as the case may be at any particular rate or at all.